

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Alex Yamashita
Chief Executive Officer
Blue Safari Group Acquisition Corp.
The Sun's Group Center, 29 Floor
200 Gloucester Road,
Wan Chai, Hong Kong

> **Re: Blue Safari Group Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 2, 2022**
> **File No. 001-40473**

Dear Alex Yamashita:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Howard Zhang